Filed Pursuant to Rule 424(b)(3)

Registration No. 333-263573

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated July 13, 2022)

D-WAVE QUANTUM INC.

COMMON SHARES

WARRANTS TO PURCHASE COMMON SHARES

COMMON SHARES UNDERLYING WARRANTS

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form S-4, effective as of July 13, 2022 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-263573).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of common stock, par value $0.0001 (“Common Shares”), and warrants to purchase Common Shares (“Warrants”), each whole Warrant exercisable for 1.4541326 Common Shares at an exercise price of $11.50, are listed on the New York Stock Exchange (the “NYSE”) under the symbols “QBTS” and “QBTS.WT,” respectively. On September 23, 2022, the last reported sales prices for the Common Shares and Warrants on the NYSE were $6.43 and $0.36, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 51 of the Prospectus for a discussion of applicable information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 26, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 26, 2022

D-Wave Quantum Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41468	84-1068854
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3033 Beta Avenue Burnaby, British Columbia Canada	V5G 4M9
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (604) 630-1428

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	QBTS	New York Stock Exchange
Warrants, each whole warrant exercisable for 1.4541326 shares of common stock at an exercise price of $11.50	QBTS.WT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amended and Restated Side Letter Agreement

On the September 26, 2022, D-Wave Quantum Inc., (the “Company”) and the Public Sector Pension Investment Board (“PSP”) entered into an amended and restated side letter agreement (the “Amended Side Letter Agreement”) pursuant to which PSP agreed that for so long as PSP beneficially owns, directly or indirectly, common stock, par value $0.0001 per share (“Common Shares”) of the Company and exchangeable shares of D-Wave Quantum Technologies Inc. which are exchangeable into Common Shares (“Exchangeable Shares” and together with the Common Shares, “Shares”) representing 50% or more of the rights to vote at a meeting of the stockholders of the Company, whether directly or indirectly, including through any voting trust (i) PSP will not exercise the voting rights attached to any of the Shares that would result in PSP voting, whether directly or indirectly, including through any voting trust, more than 49.99% of the voting interests eligible to vote at any meeting of the stockholders of the Company and (ii) PSP will vote the Shares in favor of the election of the directors that are nominated by the board of directors of the Company or a duly authorized committee thereof.

The foregoing description of the Amended Side Letter Agreement does not purport to be complete and is qualified in its entirety by the full text of the Amended Side Letter Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

The information presented under Item 1.01 is incorporated by reference into this Item 7.01.

Item 9.01	Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description

10.1	Amended and restated Side Letter Agreement, dated as of September 26, 2022, between D-Wave Quantum Inc. and Public Sector Pension Investment Board.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

D-WAVE QUANTUM INC.

Dated: September 26, 2022

	By:	/s/ Alan Baratz
Alan Baratz
President & Chief Executive Officer

Exhibit 10.1

AMENDED AND RESTATED SIDE LETTER AGREEMENT

THIS AMENDED AND RESTATED SIDE LETTER AGREEMENT (this “Agreement”) made as of September 26, 2022

AMONG:

D-WAVE QUANTUM INC., a corporation organized under the laws of Delaware (“D-Wave Quantum”)

AND:

PUBLIC SECTOR PENSION INVESTMENT BOARD, a Crown corporation organized under the laws of Canada (“PSP”)

amends and restates, in its entirety, and replaces, the Side Letter Agreement entered into by the parties hereto as of August 5, 2022.

WHEREAS:

A.

Reference is hereby made to that certain Transaction Agreement dated as of February 7, 2022 (as the same may be amended or supplemented from time to time in accordance with its terms, the “Transaction Agreement”) entered into by and among DPCM Capital, Inc., a Delaware corporation, D-Wave Quantum, DWSI Holdings Inc., a Delaware corporation and a direct, wholly-owned subsidiary of D-Wave Quantum, DWSI Canada Holdings ULC, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of D-Wave Quantum (“CallCo”), D-Wave Quantum Technologies Inc., a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo (“ExchangeCo”), and D-Wave Systems Inc., a British Columbia company (the transactions contemplated pursuant to the Transaction Agreement collectively, the “Business Combination”).

B.

Following the closing of the Business Combination, PSP owns certain shares of common stock of D-Wave Quantum (“D-Wave Quantum Stock”) and certain exchangeable shares of ExchangeCo (“Exchangeable Shares” and together with the D-Wave Quantum Stock, collectively the “Shares”).

C.

It is the desire of D-Wave Quantum and PSP to limit the ability of PSP (i) to vote, whether directly or indirectly, including by way of voting trust, a majority of the voting interests eligible to vote at any meeting of the stockholders of D-Wave Quantum and (ii) to otherwise determine the composition of the board of directors (the “Board”) of D-Wave Quantum.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of proceeds received by PSP as part of the Business Combination and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

1.

For so long as PSP beneficially owns, directly or indirectly, Shares representing 50% or more of the rights to vote at a meeting of the stockholders of D-Wave Quantum, whether directly or indirectly, including through any voting trust:

a.

PSP shall not exercise the voting rights attached to any of such Shares that would result in PSP voting, whether directly or indirectly, including through any voting trust, more than 49.99% of the voting interests eligible to vote at any meeting of the stockholders of D-Wave Quantum; and

b.	PSP shall vote its Shares in favor of the election of the directors that are nominated by the Board or a duly authorized committee thereof.

2.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

3.

Each party hereto agrees and consents to the exclusive jurisdiction of the Delaware Court of Chancery, or if such court declines jurisdiction, the exclusive jurisdiction of any other state or federal court located in Wilmington, Delaware, and, in each case, any appropriate appellate courts therefrom, with respect to any action, litigation, claim, demand, dispute, complaint, suit, proceeding, arbitration or mediation relating to this Agreement. Each party hereto agrees and waives all objections based on lack of venue and forum non conveniens, and irrevocably consents to the personal jurisdiction of all such courts. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT SUCH PARTY MAY LEGALLY AND EFFECTIVELY DO SO, TRIAL BY JURY IN ANY ACTION ARISING HEREUNDER.

4.	This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.

D-WAVE QUANTUM INC.

By:	/s/ Alan Baratz
Name:	Alan Baratz
Title:	President & Chief Executive Officer

Address for legal notices:

c/o D-Wave Quantum Inc. 3033 Beta Avenue
Burnaby, British Columbia V5G 4M9
Attention: General Counsel
Fax: 604-630-1434
Email: legal@dwavesys.com

PUBLIC SECTOR PENSION INVESTMENT BOARD

By:	/s/ Adam Smalley
Name:	Adam Smalley
Title:	Authorized Signatory

By:	/s/ Jonathan Ostrzega
Name:	Jonathan Ostrzega
Title:	Authorized Signatory

Address for legal notices:

Public Sector Pension Investment Board 1250 René Lévesque Boulevard West
Suite 1400
Montréal, H3B 5E9
Attention: Legal Notices
Email: Legalnotices@investpsp.ca